March 13, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Patrick Gilmore

	Re:	Quantum Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed June 14, 2012
Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 8, 2013
File No. 001-13449

Ladies and Gentlemen:

     Quantum Corporation (the “Company,” “we,” “our,” or “Quantum”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2013 relating to the Company’s Form 10-K for Fiscal Year Ended March 31, 2012, filed June 14, 2012 and Form 10-Q for the Quarterly Period Ended December 31, 2012, filed February 8, 2013.

       In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

1.	We note that you have included separate Statements of Comprehensive Income (Loss) on page 47 and that the first paragraph of the audit report does not reference these statements. Please amend your Form 10-K to include an opinion that references all of the audited financial statements. Refer to AU Section 508.08.

Securities and Exchange Commission
March 13, 2013

Response:

Reference to the Statements of Comprehensive Income (Loss) was inadvertently omitted from the opinion. On March 8, 2013 we filed an amended Form 10-K for inclusion of the corrected opinion.

Note 13 – Commitments and Contingencies

Legal Proceedings, page 74

2.	We note that your statement regarding the Compression Technology Solutions LLC (CTS) patent infringement lawsuit indicates that “[d]ue to inherent uncertainty of litigation, [you] cannot identify probable or estimable damages.” We note similar disclosure included in your Form 10-Q for the quarterly period ended December 31, 2012 with respect to the CTS lawsuit and a patent infringement lawsuit with Overland Storage, Inc. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Response:

At this time, we do not believe there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred with respect to either the CTS or Overland lawsuits. If we reach the same conclusion based on our evaluation of the facts and circumstances at the time of our next periodic filing, we will remove the “[d]ue to inherent uncertainty of litigation, we cannot identify probable or estimable damages” disclosure and include instead the following disclosure in our Legal Proceedings footnote:

“We do not believe there is a reasonable possibility that we will pay material damages related to these lawsuits.”

However, we confirm that if we determine in the future that there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will update our Legal Proceedings disclosure in the next applicable periodic filing to include either an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made.

Securities and Exchange Commission
March 13, 2013

Form 10-Q for the Quarterly Period Ended December 31, 2012

Item 1. Financial Statements

Note 1 – Basis of Presentation, page 5

3.	We note your disclosure on page 13 of your Form 10-Q for the quarterly period ended September 30, 2012 that during the second quarter of fiscal 2013 you introduced a new product, Q-Cloud, that provides backup and disaster recovery on a subscription basis. Please provide us with the details and terms of these arrangements, including whether any implementation or set-up fees were earned, and your accounting policy for these cloud subscription services.

Response:

Our Q-Cloud arrangements are annual subscriptions that provide the customer with hosted access to virtual backup and disaster recovery in “the cloud,” as well as related technical support. Customers do not have the contractual right to take possession of the underlying software or other technology at any time during or after the subscription period. Accordingly, based on the guidance of ASC 985-605-55-121 to 125, these arrangements are outside the scope of ASC 985-605 and are accounted for as service contracts. We recognize subscription fees as revenue ratably over the annual contract period. These arrangements do not include any implementation or set up fees. Q-Cloud revenue to date has been immaterial.

Note 4 – Intangible Assets and Goodwill, page 6

4.	We note that you evaluate goodwill for impairment during the fourth quarter of the fiscal year or more frequently if indicators of impairment are present. We further note that your stock price has declined from $2.62 on March 30, 2012 to as low as $1.05 on October 31, 2012. You have also included disclosure on page 34 regarding your decreasing stock price and the risk of NYSE delisting. In light of these factors, as well as your declining revenues, please tell us how you concluded that there were no indicators of goodwill impairment.

Securities and Exchange Commission
March 13, 2013

Response:

We operate as a single reporting unit and perform our goodwill impairment assessment for the Company as a whole. As the carrying amount of the reporting unit is negative, on an interim basis between annual impairment tests we consider whether an event occurs or circumstances exist that indicate that it is more likely than not that a goodwill impairment exists in accordance with ASC 350-20-35-30. To make this determination, we evaluated the examples of such events and circumstances included in ASC 350-20-35-3C(a) through (g). Also, in accordance with ASC 350-20-35-3F and G, we evaluated on the basis of the weight of evidence the significance of identified events and circumstances along with how they could affect the relationship between the reporting unit's fair value and carrying amount, including positive mitigating events and circumstances. An overview of our considerations is as follows:

a.	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

b.	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity's products or services, or a regulatory or political development

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

Circumstances included in (a) through (c) all impacted our financial performance described in (d) to some extent, so we have combined our evaluation of these four factors. We had lower than expected revenue during the first half of our current fiscal year ended March 31, 2013 (“Fiscal 2013”) that was attributable in part to economic uncertainty, particularly in Europe, as well as a decrease in overall demand in the tape automation market. However, based on some key results in the second and third quarters of Fiscal 2013, we do not believe these factors are indicative of an ongoing adverse trend that would lead us to conclude it is more likely than not that a goodwill impairment exists. For example, during the quarter ended September 30, 2012, we had year-over-year growth and record revenue in our disk and software category, which is our growth business. We also saw year-over-year growth in this revenue category during the quarter ended December 31, 2012 (“Q313”). Additionally, during Q313 we experienced sequential growth in tape automation revenue with the release of new technology and believe we are outperforming the market in this area. Total revenue for Q313 was within $600,000 of forecast and increased 8% from the second quarter of Fiscal 2013. Further, the long-term outlook in key market segments continues to be positive, with growth forecast for the disk-based deduplication and big data markets. Our disk and software products provide solutions in these growing markets.

Securities and Exchange Commission
March 13, 2013

As part of our financial plan for Fiscal 2013, we increased our spending during the first half of the fiscal year in sales and marketing and certain other areas in an effort to drive revenue growth. Although gross margin percentages during Fiscal 2013 have remained relatively flat with the fourth quarter of Fiscal 2012, this increased spending combined with the revenue shortfall resulted in larger than expected operating losses and the use of cash in operations during the first half of Fiscal 2013. To mitigate the impact to operating profit and cash used in operations, during Q313 we implemented a restructuring plan to align spending with our revenue levels. These actions had a positive impact on Q313 results as we exceeded forecast gross margin by approximately 200 basis points, were at the low end of our operating expense forecast (excluding restructuring charges) and generated $6 million in cash from operations.

The Q313 restructuring actions included headcount reductions of approximately 10% and saved an estimated $1 million during Q313 and are expected to save more in future quarters, as the full savings of the headcount and other cost reductions are realized. Historically, we have proven our ability to align spending with revenue levels by implementing measures to control expenditures quickly and decreasing operating expenses in successive quarters. For example, in connection with spending reductions initiated in response to the economic crisis of 2008, our operating expenses (excluding a goodwill impairment) decreased 20% between the quarters ended September 30, 2008 and June 30, 2009 while maintaining gross margins around 38.5%.

Due to demonstrated improvement in our Q313 results and our history of implementing cost controls, we concluded that our financial results for the first half of Fiscal 2013 were not indicative of an ongoing negative trend that would lead us to conclude it is more likely than not that a goodwill impairment exists.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

We have not experienced significant changes in management, strategy or customers, nor have we contemplated bankruptcy. During June 2012 Overland Storage, Inc. (“Overland”) filed a patent infringement lawsuit against us, but we do not believe we infringe on Overland’s patents and will defend ourselves vigorously. In August 2012 we filed a patent infringement lawsuit against Overland.

f.	Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

No such events have occurred.

Securities and Exchange Commission
March 13, 2013

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers)

Although we have not had a closing stock price below $1.00 since August 17, 2009, as our stock price fell close to $1.00 at the end of October 2012, we felt it was prudent to include risk factor disclosure regarding the possibility of our stock price dropping below $1.00 and that a consequence of a closing stock price that averages less than $1.00 for a consecutive thirty trading-day period includes the risk of delisting on the NYSE. The stock price low of $1.05 on October 31, 2012 occurred within one week of two events. First, our results for the quarter ended September 30, 2012 were released on October 24, 2012. As described above, we have since taken steps to improve our financial results, and those actions have already had a positive impact on Q313 results. Second, we announced pricing for a convertible debt offering on October 26, 2012. The convertible debt proceeds were used to repay an existing bank line of credit, and we have subsequently modified certain covenants of that line of credit to be less restrictive. Our stock price increased 18% to $1.24 on December 31, 2012, and the closing price in November 2012 through December 2012 averaged $1.28, a 22% increase from the October 31, 2012 low. Closing prices during calendar 2013 through March 11, 2013 have ranged from a low of $1.21 to a high of $1.47. At the stock price low of $1.05, our market capitalization was approximately $250 million, and at the current stock price as of March 11, 2013 it approximates $290 million.

Based on consideration of the factors described above, we concluded that it was not more likely than not that a goodwill impairment existed at an interim date.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 24

5.	Please confirm whether your Chief Executive Officer and your Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please also consider including the full definition of disclosure controls and procedures in future filings similar to the disclosure on page 76 of your Form 10-K for the fiscal year ended March 31, 2012 or alternatively, provide a reference to the definition of the rules (i.e. Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Securities and Exchange Commission
March 13, 2013

Response:

We confirm that our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act for all quarterly periods in our current fiscal year, including the quarter ended December 31, 2012. In addition, we will include the full definition of disclosure controls and procedures in future quarterly filings similar to our disclosure on page 76 of our Form 10-K for the fiscal year ended March 31, 2012. Future quarterly filings will read:

“We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Quarterly Report on Form 10-Q. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls were effective.”

* * * * * * *

     In response to the Staff’s comments, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 201-1498. Thank you for your assistance.

Sincerely,

/s/ Linda M. Breard

Linda M. Breard
Chief Financial Officer
Quantum Corporation